UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of May 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 May 2025 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 1 May 2025 entitled ‘Appendix 3Z – Final Director’s Interest Notice’.
99.3Stock Exchange announcement dated 1 May 2025 entitled ‘Appendix 3Z – Final Director’s Interest Notice’.
99.4Stock Exchange announcement dated 1 May 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.5Stock Exchange announcement dated 2 May 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.6Media release dated 7 May 2025 entitled ‘Rio Tinto extracts first gallium from its alumina refining process with partner Indium Corporation’.
99.7Media release dated 12 May 2025 entitled ‘Rio Tinto and Sumitomo Metal Mining sign Definitive Agreement for Wino Project joint venture’.
99.8Stock Exchange announcement dated 13 May 2025 entitled ‘Bank of America Global Metals, Mining & Steel Conference 2025’.
99.9Media release dated 15 May 2025 entitled ‘Rio Tinto invests to modernise century-old hydroelectric power plant in Quebec'.
99.10Stock Exchange announcement dated 19 May 2025 entitled ‘Rio Tinto partners with Codelco to develop lithium project in Chile’s Salar de Maricunga’.
99.11Media release dated 22 May 2025 entitled ‘Rio Tinto to start early works and final studies to increase Amrun mine’s bauxite production on Queensland’s Cape York Peninsula’.
99.12Media release dated 28 May 2025 entitled ‘Rio Tinto confirmed as preferred partner on world-class Salares Altoandinos lithium project’.
99.13Stock Exchange announcement dated 28 May 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.14Stock Exchange announcement dated 29 May 2025 entitled ‘Publication of Report on Payments to Governments for the year ended 31 December 2024’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 June 2025	Date	2 June 2025